April 15, 2010
VIA EDGAR AND FEDERAL EXPRESS
Mr. Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Re:	The Film Department Holdings, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed April 15, 2010 File No. 333-163514
Dear Mr. Webb:
     On behalf of The Film Department Holdings LLC, a Delaware limited liability company (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 6 to the Form S-1 of the Company filed on April 15, 2010 (“Amendment No. 6”).
     Amendment No. 6 has been prepared in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 5 to the Form S-1 of the Company filed on April 7, 2010 (“Amendment No. 5”). The Staff’s comments are set forth in a letter dated April 14, 2010, from Max A. Webb, Assistant Director, addressed to Mark Gill, Chief Executive Officer of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. Enclosed herewith is a marked copy of Amendment No. 6 showing the Company’s changes to Amendment No. 5 based on the Staff’s comments.

Mr. Max A. Webb U.S. Securities and Exchange Commission April 15, 2010	Page 2
The Company may not succeed in securing renewal, page 13
1.	File the agreement with Twentieth Century Fox with the next amendment and summarize the terms in the Business section.

The Company acknowledges the Staff’s comment with respect to the Twentieth Century Fox (“Fox”) agreement. As disclosed on page 13 and throughout the filing, the Company is in final negotiations with Fox but has not yet entered into a definitive agreement. As such, the Company is unable to file an agreement with Fox with the next amendment or to summarize the terms of such agreement in the Business section. The Company has revised the heading to the Fox risk factor on page 13 to further clarify that the Company has not yet secured a satisfactory distribution agreement with Fox or any other distributor. Upon entering into a definitive agreement with Fox, the Company will file the agreement to the extent required by Item 601 of Regulation S-K.
Exhibit 5.1
2.	In the next amendment, please file the legality opinion with the number of shares and the date filled in. Also, either remove the sentence about reliance or revise to clarify that anyone can rely on the opinion.

The Company acknowledges the Staff’s comment with respect to the legality opinion and has filed a legality opinion addressing the Staff’s concerns with Amendment No. 6.
Exhibit 10.2
3.	In the next amendment, please file this exhibit with the schedules attached. Also, please summarize the terms in the Business section.

The Company acknowledges the Staff’s comment with respect to Exhibit 10.2 and has filed a copy of Exhibit 10.2 with the schedules attached with Amendment No. 6. The Company has previously summarized the terms of Exhibit 10.2 in the Business section as shown on pages 51 and 52 of Amendment No. 5. The Company has added additional disclosure regarding the terms of Exhibit 10.2 on page 52 of Amendment No. 6.
* * *
     The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved the comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
     If you have any questions regarding Amendment No. 6 or the foregoing response or if any additional information is needed, please call Joseph M. Crabb of Squire, Sanders & Dempsey L.L.P. at (602) 528-4084, and fax number (602) 253-8129.

Mr. Max A. Webb U.S. Securities and Exchange Commission April 15, 2010	Page 3
Sincerely,

/s/ Squire, Sanders & Dempsey L.L.P.
Squire, Sanders & Dempsey L.L.P.
Enclosures
cc:	Tarik Gause (w/encls.)